

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

*Via U.S. mail and facsimile to (888) 832-9724*

David B. Pierce
Chief Financial Officer and Chief Accounting Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY 40223

> **Re:** **Porter Bancorp, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed May 11, 2010**
> **File No. 001-33033**

Dear Mr. Pierce:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief